FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 14 June 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	14 June 2005	Date:	14 June 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 14, 2005, regarding completion of $700 Million Two Tranche Global Bond.

99.2	Underwriting Agreement, dated June 7, 2005, among Reed Elsevier Capital Inc., Reed Elsevier PLC, Reed Elsevier NV and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as representatives of the several underwriters named in Schedule 1 thereto.

99.3	Form of Fixed Rate Note.

99.4	Form of Floating Rate Note.

The Items included in this Form 6-K are incorporated by reference into Registration Statement Nos. 333-6710-02 and 333-13188-02.